EXHIBIT 99.1



RADA Receives $4.5M New Orders During January 2010

Press Release
Source: RADA Electronic Industries Ltd.
On Monday February 1, 2010, 12:07 pm EST

NETANYA, Israel, Feb. 1, 2010 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) announced today it has received new orders with total value in excess of $4.5 million during January 2010.

The orders include scope increase of a previously-signed $7 million contract, announced in December 2009, for the upgrade of a Latin American customer's aircraft, with total additional value of over $1.8M; production of UAV avionics for Israel Aerospace Industries worth over $1.5M; follow-on production orders of various avionics units worth over $800K; software upgrades to a previously deployed avionics system worth $250K; and an initial order of navigation systems for a new customer with total value of $150K.

The majority of the deliveries is scheduled for 2010, and will be completed during 2011.

Commenting on the new orders, Zvika Alon RADA, CEO, said, "The volume of new orders during the first month of 2010 is very encouraging and is a result of the increased product offering as well as customer base we have been building during the last few years."

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems, Avionics Solutions (Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

RADA Electronic Industries Ltd.
Dubi Sella,
V.P Sales & Marketing
+972-9-892-1111
mrkt@rada.com